October 5, 2012

Terence O’Brien

Division of Corporate Finance

U.S. Securities and Exchange Commission

Washington, D.C.  20549

Re:

Great Wall Builders LTD.

Form 8-K

Filed April 11, 2012

Form 8-K

Filed July 2, 2012

Form 8-K Amendment

Filed August 10, 2012

File No. 333-153182

Dear Mr. O’Brien:

This letter is in response to your comment letter (the “Comment Letter”) dated August 15, 2012, with regard to the Form 8-K of Great Wall Builders LTD, a Texas corporation (“Great Wall” or the “Company”).

The Company has received information from a former director of dPollution, Inc. (“dPollution”), and who was a director at the time Mr. Brazzi worked for dPollution. We are presenting the information to the Commission in order to respond to your comment letter. Our responses are keyed to the items in your comment letter of July 26, 2012.

Form 8-K filed April 11, 2012

1.

Dpollution is a company in that it is researching and developing a patented technology acquired in July 2010, from the inventor, Gilles Monette.  This patented technology has the following issued patents and is referred to as the Dpollution technology using a sound wave for fuel conditioning:

-Canadian patent CA 2,496.564

-US patent US 6,971,376

-European EP 1,546,541

-Mexican 249.879

Dpollution has been involved in the market development and testing the product in Mexico City, the most polluted city in the world.  Dpollution has tested the product with different sulfur contents in the fuel.

Dpollution has been conducting further research in the development of its Dpollution sound wave technology on water and fuel mixtures, making significant progress in pollution reduction and mileage increases. dPollution hopes to be in production in 2013 with the final version of the product.

a.

Mr Brazzi’s role at Dpollution started with the purchase of his LFC patented device.  Mr Brazzi was introduced to Dpollution by Dominic Chiovetti, a chemist and researcher at OTI petroleum laboratory.  Upon reviewing the test conducted on his LFC device, Dpollution proceeded to acquire the patented technology referred to in the Italian EU patent application number MO2010A000171.

At Dpollution, Mr Brazzi was in charge of R&D of the LFC fuel conditioning technology he sold to Dpollution, and the commercialization of Mr Brazzi's LFC technology under the Start brand name.  Mr. Brazzi started testing his technology acquired by Dpollution in the USA and on the global market with different vehicles using different fuels with various levels of sulfur content.

b.

Dpollution has spent $246,000 through August 31, 2011, in marketing, research and development on the Wave technology with researchers in Mexico City.  Dpollution has not generated any revenues from this development activity.

c.

Dpolution total assets are $1,558,039 as of December 31, 2010.  Liabilities as of December 31, 2010, were $804,841.  Total Liabilities and shareholders’ equity was $1,558,594 as of December 31, 2010.

Form 8-K amendment filed August 10, 2012

Item 4.01 Changes in Registrant’s Certifying Public Accountant

2.

The 8K disclosure has been revised to confirm that the Company has not consulted with Malone Bailey LLP through August 6, 2012.

3.

This letter addresses below the bullet points as requested in the July 6, 2012.

Item 4.02 Non-Reliance on Previously Issued  Financial Statements…

4.

We do not have an audit committee.  The 8K has been amended to include the disclosure that the Board of Directors, acting in the absence of the audit committee, has made attempts to discuss with our independent accountant the matter disclosed in the filing.  However, the prior accountants have been unwilling to discuss these matters.

Finally, the Management of Great Wall acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosures in the filing:

•

Securities and Exchange Commission (“SEC” or “Commission”) staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me or James B. Parsons of Parsons/Burnett/Bjordahl/Hume, LLP with any further comments or questions.

Thank you in advance for your courtesies.

GREAT WALL BUILDERS LTD.

/s/ Daniele Brazzi

Daniele Brazzi

President